Exhibit 99.69

Management’s Discussion and Analysis

Management’s Discussion and Analysis (“MD&A”) was prepared on March 11, 2005 and should be read in conjunction with the Company’s audited year end consolidated financial statements for the year ended December 31, 2004.

The financial data presented below has been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). The reporting and the measurement currency is the Canadian dollar.

Management’s discussion and analysis contains the term “cash flow from operations” which represents cash flow from operating activities prior to changes in non-cash working capital. Cash flow from operations is not a Canadian generally accepted accounting principle standard and therefore may not be comparable to performance measures presented by others. Management believes that in addition to net income, cash flow from operations is a useful supplemental measure as it provides an indication of the Company’s operating performance, leverage and liquidity. Investors should be cautioned, however, that these measures should not be construed as an alternative to net income determined in accordance with GAAP as an indication of the Company’s performance.

Where amounts are expressed on a barrel of oil equivalent (“boe”) basis, natural gas volumes have been converted to boe at a ratio of 6,000 cubic feet of natural gas to one barrel of oil equivalent. This conversion ratio is based upon an energy equivalent conversion method primarily applicable at the burner tip and does not represent value equivalence at the wellhead. Boe figures may be misleading, particularly if used in isolation.

Corporate Reorganization

Effective January 7, 2005, StarPoint Energy Ltd. (“StarPoint” or the “Company”) along with E3 Energy Inc.(“E3”) entered into a business combination resulting in a conversion into an energy trust through a Plan of Arrangement (the “Plan”). The reorganization resulted in the shareholders of StarPoint and E3 receiving trust units in a new oil and natural gas energy trust (“StarPoint Energy Trust” or the “Trust”), and common shares in a new publicly listed, exploration and production company, Mission Oil & Gas Inc. (“Mission”), which will own certain of StarPoint’s exploration assets and undeveloped lands. After giving effect to the Arrangement, the financial statements of the Trust will be prepared on a continuity of interests basis which will recognize the Trust as the successor to StarPoint.

Shareholders of both StarPoint and E3 received common shares of Mission and at their election, either units of the Trust, which pay monthly cash distributions, or exchangeable shares which may be exchanged into units of the Trust.

Specifically, shareholders of the respective companies received:

For each StarPoint common share owned:

(a)         0.2500 units of the Trust and 0.1111 shares of Mission, or

(b)         0.2500 exchangeable shares and 0.1111 shares of Mission.

For each E3 common share owned:

(a)         0.1100 units of the Trust and 0.0488 shares of Mission, or

(b)         0.1100 exchangeable shares and 0.0488 shares of Mission.

The Trust has not carried on active business since its creation on December 6, 2004 through to January 7, 2005, the effective date of the reorganization of StarPoint and E3 into the Trust. The MD&A will therefore discuss the activity of StarPoint Energy Ltd. for the year ended December 31, 2004 as StarPoint is the continuing entity.

Results of Operations

During the year ended December 31, 2004 the Company identified, negotiated and closed the strategic acquisitions of Upton Resources Inc., Trend Energy Inc. and Keystone Disposition Corp., which significantly affected the Company’s results for the year ended December 31, 2004.

Production

Total daily production averaged 6,800 boe per day for the year ended December 31, 2004, compared to 1,184 boe per day for the period ended December 31, 2003, an increase of 474 percent. Crude oil and natural gas liquids (“ngl”) production averaged 4,810 bbl per day for the year ended December 31, 2004 compared to 144 bbl per day for the period ended December 31, 2003. Natural gas production averaged 11,942 mcf per day for the year ended December 31, 2004 up from 6,242 mcf per day for the period ended December 31, 2003. The overall increase in production is attributable to strategic acquisitions, successful drilling results and optimization programs.

Total daily production in the fourth quarter of 2004 averaged 7,493 boe per day, as compared to 1,421 boe per day in the fourth quarter of 2003, an increase of 427 percent. Crude oil and ngl production averaged 5,787 bbl per day in the fourth quarter of 2004, compared to 183 bbl per day in the fourth quarter of 2003. Natural gas production averaged 10,238 mcf per day in the fourth quarter of 2004, an increase from 7,429 mcf per day in the fourth quarter of last year.

Pricing

The Company’s average crude oil and ngl price increased 30 percent for the year ended December 31, 2004 to $48.36 per bbl from $37.41 per bbl for the period ended December 31, 2003. Benchmark Edmonton light sweet oil averaged $52.91 per bbl for the year ended December 31, 2004, an increase of 23 percent from the 2003 annual average of $43.23.

For the year ended December 31, 2004, the Company’s average natural gas price increased 13 percent to $6.11 per mcf from $5.42 per mcf in 2003. In comparison, the 30 day spot AECO-C Index increased three percent to $6.87 per mcf for 2004 from $6.66 per mcf in 2003.

The Company’s average crude oil and ngl price increased 121 percent for the fourth quarter of 2004 to $49.70 per bbl from $22.53 per bbl in the fourth quarter of 2003. Benchmark Edmonton light sweet oil averaged $58.04 per bbl for the fourth quarter of 2004, 46 percent higher than the fourth quarter 2003 average of $39.85 per bbl.

The average natural gas price increased 17 percent in the fourth quarter of 2004 to $6.74 per mcf from $5.79 per mcf in the fourth quarter of 2003. In comparison, the 30 day spot AECO-C Index increased 24 percent to $7.14 per mcf in the fourth quarter of 2004 from $5.76 per mcf in the fourth quarter of 2003.

Revenue

For the year ended December 31, 2004, revenue, net of hedging transactions, increased to $102.0 million from $5.1 million in the period ended December 31, 2003. Revenue, net of hedging transactions, increased to $27.3 million in the fourth quarter of 2004 from $4.3 million in the fourth quarter of 2003. The increase in revenue is a result of acquisitions during the year resulting in increased production as well as increases in commodity prices.

Royalty Expenses

For the twelve months ended December 31, 2004, royalty expense was $24.3 million or 24 percent of revenue, compared with $1.2 million or 26 percent of revenue for the period ended December 31, 2003. Royalty expense in the fourth quarter of 2004 was $6.8 million or 25 percent of revenue, compared with $1.1 million or 27 percent of revenue in the fourth quarter of 2003. The increase in royalty expense for both the twelve month and three month ended periods is a direct correlation with the increase in revenue.

Transportation Costs

Transportation costs for the year ended December 31, 2004 were $1.8 million or $0.72 per boe in comparison to $498,000 or $3.59 per boe for the period ended December 31, 2003. The decrease in per boe costs was due primarily to the acquisition of more oil weighted properties during the year. Transportation costs for the fourth quarter of 2004 were $399,000 or $0.59 per boe in comparison to $498,000 or $3.81 per boe for the period ended December 31, 2003.

Operating Expenses

Operating expenses for the year ended December 31, 2004 were $17.1 million or $6.87 per boe, in comparison to $700,000 or $5.05 per boe for the period ended December 31, 2003. The increase in 2004 was due primarily as a result of higher operating expenses on oil properties acquired during the year.

Operating expenses increased to $5.7 million or $8.41 per boe in the fourth quarter of 2004, from $653,000 or $4.99 per boe in the fourth quarter of 2003. The increase in the fourth quarter is due to planned production optimizations, including repairs and maintenance, workovers and turnarounds, as well as certain one time costs from prior periods relating to fuel gas charges from a non operated property recorded in December of 2004. The Company has taken initiatives to reduce operating costs in 2005 and beyond.

Operating Netbacks

Operating netbacks increased to $23.65 per boe for the year ended December 31, 2004 from $19.43 per boe for the period ended December 31, 2003. Operating netbacks increased to $21.95 per boe for the fourth quarter of 2004 compared to $19.49 per boe for the fourth quarter of 2003. The increase in operating netbacks for the twelve month and three month ended periods is a result of higher realized prices, offset by hedging losses and increased operating expenses due to planned production optimizations.

Netbacks

	Three months ended December 31st		Year ended December 31st
	2004	2003(1)	2004	2003(1)
Total production (boe/d)	7,493	1,421	6,800	1,184

Crude oil and natural gas liquids ($/bbl)	49.70	22.53	48.36	37.41
Hedging losses ($/bbl)	(8.88)		(5.59)
Natural gas ($/mcf)	6.74	5.79	6.11	5.42
Hedging losses ($/mcf)	0.09		—
Total Price ($/boe)	47.70	36.98	44.94	36.70
Transportation	(0.59)	(3.81)	(0.72)	(3.59)
Hedging losses	(6.80)	—	(3.95)	—
Royalties, net	(9.95)	(8.69)	(9.75)	(8.63)
Operating expenses	(8.41)	(4.99)	(6.87)	(5.05)
Operating Netback ($/boe)	21.95	19.49	23.65	19.43
General and administrative	(0.69)	(3.06)	(0.96)	(3.07)
Stock-based compensation	(0.63)	(0.69)	(0.81)	(3.55)
Interest income (expense)	(1.17)	0.55	(0.90)	0.54
Depletion, depreciation and amortization	(17.31)	(15.45)	(14.53)	(15.18)
Accretion of asset retirement obligation	(0.29)	(0.29)	(0.28)	(0.28)
Current taxes	(1.20)	(0.66)	(1.17)	(0.79)
Future taxes	(0.88)	(1.14)	(2.44)	(1.07)
Net income (loss) ($/boe)	(0.22)	(1.25)	2.56	(3.97)

(1) The Company began active operations September 5, 2003.

General and Administrative Expenses

As a result of the Company’s growth, general and administrative expenses increased to $2.4 million for the year ended 2004, from $426,000 recorded in the period ended December 31, 2003. However, general and administrative costs expensed on a per boe basis decreased by $2.11 per boe or 69 percent for the year ended 2004 to $0.96 per boe. During the year ended December 31, 2004, $2.6 million of costs relating to exploration and development activities were capitalized ($557,000 – 2003). Similarly, general and administrative costs expensed on a per boe basis decreased by $2.37 per boe or 78 percent in the fourth quarter of 2004 to $0.69 per boe when compared to the fourth quarter of 2003. The increase in production from strategic acquisitions and successful drilling resulted in general and administrative costs on a per boe basis to decrease.

Stock-based Compensation

Stock-based compensation expense for the year ended 2004 increased to $2 million or $0.81 per boe from $491,000 or $3.55 per boe in the period ended December 31, 2003. Stock-based compensation expense for the fourth quarter of 2004 increased to $388,000 or $0.63 per boe from $90,000 or $0.69 per boe in the fourth quarter of 2003. The increase in stock-based compensation expense relates directly to the issuance of stock options during 2004.

Interest Expense

Interest expense for the year ended 2004 increased to $2.3 million or $0.90 per boe from $47,000 in 2003. Interest expense for the fourth quarter of 2004 increased to $796,000 or $1.17 per boe. The increase in interest expense for both the year and three-month period ended December 31, 2004 is due to higher levels of debt relating to strategic acquisitions and the Company’s capital expenditure program during 2004.

Depletion, Depreciation and Accretion

For the year ended December 31, 2004, depletion, depreciation and accretion was $36.8 million or $14.81 per boe compared with $2.1 million or $15.46 per boe in the period ended December 31, 2003. Depletion, depreciation and accretion for the fourth quarter of 2004 was $11.9 million or $17.60 per boe, as compared to $2.1 million or $15.74 per boe in the fourth quarter of 2003. The increase in the depletion, depreciation and accretion rate for the year and three-month ended December 31, 2004 is due to the Company’s strategic acquisition plan, increased capital expenditures and production.

Income Taxes

The current tax expense is comprised of the large corporation tax and Saskatchewan capital tax. For the year ended December 31, 2004, the Company recorded a current tax expense of $2.9 million and a $6.1 million future tax expense as compared to $110,000 current tax expense and $149,000 future tax expense for the period ended December 31, 2003. For the fourth quarter of 2004, the Company recorded a current tax expense of $816,000 and future tax expense of $598,000 as compared to the $87,000 current tax expense and $149,000 future tax expense recorded in the fourth quarter of 2003. As at December 31, 2004 the Company has fulfilled its flow-through share obligations relating to 2004 and 2003 equity issues.

Hedging Relationships

The Company’s financial instruments qualify for hedge accounting, which the Company has elected to use. The following tables summarize the Company’s hedging positions:

Fixed price crude oil swap contracts:

	Volume	Price	Index
	(bbl/d)	($CDN/bbl)
Jan 1, 2005 to Dec 31, 2005	500	41.55	WTI
Jan 1, 2005 to Dec 31, 2005	500	41.75	WTI
Jan 1, 2005 to Dec 31, 2005	300	44.50	WTI
Jan 1, 2005 to Dec 31, 2005	250	47.80	WTI
Jan 1, 2005 to Jun 30, 2005	250	49.30	WTI
Jul 1, 2005 to Dec 31, 2005	250	47.65	WTI
Jan 1, 2005 to Dec 31, 2005	250	49.25	WTI
Jan 1, 2005 to Dec 31, 2005	500	50.75	WTI
Jan 1, 2005 to Dec 31, 2005	250	53.90	WTI
Jan 1, 2005 to Dec 31, 2005	750	57.80	WTI
Jan 1, 2005 to Dec 31, 2005	300	58.70	WTI
Jan 1, 2006 to Dec 31, 2006	250	49.00	WTI
Jan 1, 2006 to Dec 31, 2006	500	51.88	WTI
Jan 1, 2006 to Dec 31, 2006	750	57.80	WTI
Jan 1, 2006 to Dec 31, 2006	250	54.55	WTI
Jan 1, 2006 to Dec 31, 2006	250	55.53	WTI
Jan 1, 2006 to Dec 31, 2006	250	51.42	WTI
Jan 1, 2006 to Dec 31, 2006	500	53.90	WTI

The fair value of the fixed price oil contracts at December 31, 2004 was a loss of $2.6 million.

Fixed price natural gas swap contract:

	Volume	Price	Index
	(GJ/d)	($CDN/GJ)
Feb 1, 2005 – Dec 31, 2005	3,000	7.04	AECO

The fair value of the fixed price natural gas contracts at December 31, 2004 was a gain of $889,000.

Costless collars:

	Volume	Price	Index
	(GJ/d)	($CDN/GJ)
Nov 1, 2004 to Mar 31, 2005	2,000	6.00 - 8.00	AECO
Nov 1, 2004 to Mar 31, 2005	1,000	7.00 - 9.00	AECO

The fair value of the costless collar at December 31, 2004 was a gain of $131,000.

For the year ended December 31, 2004 the realized losses on the financial instruments were $9.8 million or $3.95 per boe and for the three months ended December 31, 2004 the financial instruments realized losses were $4.6 million or $6.80 per boe.

In addition, the Company entered into the following hedges subsequent to December 31, 2004:

Fixed price crude oil swap contracts:

	Volume	Price	Index
	(bbl/d)	($CDN/bbl)
Jan 1, 2006 to Dec 31, 2006	250	57.05	WTI
Jan 1, 2007 to Mar 31, 2007	250	56.38	WTI
Jan 1, 2007 to Dec 31, 2007	500	55.20	WTI

Costless collars:

	Volume	Price	Index
	(GJ/d)	($CDN/GJ)
Apr 1, 2005 – Oct 31, 2005	3,000	6.50 - 7.50	AECO
Nov 1, 2005 – Mar 31, 2006	3,000	7.00 - 9.15	AECO

Fair Values

The carrying values of cash, accounts receivable, accounts payable and accrued liabilities approximated their fair values as at December 31, 2004 due to their short-term nature. The carrying value of the bank loan approximated its fair value as at December 31, 2004 due to the demand nature of the loan and the floating interest rate charged on the bank loan.

Liquidity and Capital Resources

In order to support the Company’s growth-oriented business plan, the Company’s strategy is to fund its capital expenditure program through a combination of cash flow from operations, bank debt, and working capital.

As at December 31, 2004, the Company had $74 million drawn on its $85 million demand loan facility with a major Canadian chartered bank. The Company also had a working capital deficit of $6.8 million. As at December 31, 2004, the Company had met all covenants pertaining to its loan agreement. The Trust’s bank line has now been increased to $125 million effective January 6, 2005.

At March 11, 2005, the Company had 26,847,097 trust units, 443,500 restricted trust units outstanding and 2,591,566 exchangeable shares outstanding.

StarPoint executes its growth strategy through strategic property and corporate acquisitions as well as through development, exploitation and exploration activities. Net property and equipment expenditures in the fourth quarter were $23 million compared to $37 million in the third quarter. The following table outlines the capital expenditures for the fourth quarter ended December 31, 2004 and for the year ended December 31, 2004:

Capital Expenditures

	Period ended December 31st		Period ended December 31st
($000)	2004	2003	2004	2003
Land and Seismic	2,970	386	7,711	392
Drilling and Development	21,591	6,207	60,224	6,862
Acquisitions / (Dispositions)	(264)	49,776	130,273	49,887
Other	53	306	249	306
Total	24,350	56,675	198,457	57,447

The total assets of the Company as at December 31, 2004 were $370 million as compared to $124 million as at December 31, 2003.

Total capital expenditures for 2005, excluding acquisitions and administrative costs, are anticipated to be approximately $26.0 million. The Trust expects to spend approximately $23.5 million on oil and natural gas drilling, facilities and development activities, of which $15.6 million is expected to be spent in SE Saskatchewan, $4.9 in Alberta and $3.0 million in N.E. British Columbia. The remaining $2.5 million expected expenditures will be spent on land and seismic.

Summary of Quarterly Results

	2004				2003
($000s, except per share amounts)	Q4	Q3	Q2	Q1	Q4	Q3(1)
Production revenue(2)	27,335	27,279	26,673	18,932	4,337	$251
Net income (loss)	(142)	2,323	2,496	1,728	(164)	$(387)
Per share – basic	$0.00	$0.03	$0.03	$0.02	$—	$(0.02)
Per share – diluted	$0.00	$0.03	$0.03	$0.02	$—	$(0.02)
Production (boe/d)	7,493	7,382	7,027	5,288	1,421	261
Cash flow from operations(3)	12,793	14,013	14,134	10,360	2,134	98
Per share – basic	$0.15	$0.17	$0.18	$0.14	$0.04	—
Per share – diluted	$0.15	$0.17	$0.17	$0.14	$0.04	—

(1)     The Company began active operations September 5, 2003.

(2)     Production revenue reported is net of hedging.

(3)     “Cash flow from operations” should not be considered an alternative to, or more meaningful than cash flow from operating activities as determined in accordance with Canadian generally accepted accounting principles (“GAAP”) as an indicator of the Company’s performance. “Cash flow from operations” represents cash flow from operating activities prior to changes in non-cash working capital. StarPoint’s determination of cash flow from operations may not be comparable to that found in the consolidated statements of cash flows in the unaudited interim financial statements. The Company also presents cash flow from operations per share whereby per share amounts are calculated using weighted average shares outstanding consistent with the calculation of earnings per share.

Commitments

The Company has various commitments and guarantees through the ordinary course of business.

The Company is committed to the following approximate payments under an operating lease for office space.

Year	Amount
($000s)
2005	$748
2006	$725
2007	$482
2008	$361

The above commitments include an estimate of the Company’s share of operating expenses, utilities and taxes for the duration of the office lease.

Critical Accounting Estimates

The preparation of financial statements in accordance with Canadian GAAP requires management to make certain judgments and estimates. Changes in these estimates could have a material impact on the Company’s financial results and financial condition. A comprehensive discussion of the Company’s significant accounting policies is contained in “note 1” to the Consolidated Financial Statements. The following is a discussion of the accounting estimates that are critical in determining the Company’s financial results.

Full Cost Accounting

The Company follows the full cost method of accounting for exploration and development activities whereby all costs associated with these activities are capitalized, whether successful or not. The aggregate of capitalized costs, net of certain costs related to unproved properties, and estimated future development costs is amortized using the unit-of-production method based on estimated proved reserves. Changes in estimated proven reserves or future development costs have a direct impact on depletion and depreciation expense.

Oil and Natural Gas Reserves

The Company prepares its reserves in accordance with National Instrument 51-101, the new standards of disclosure for oil and natural gas activities. The process of estimating reserves is critical to several accounting estimates. It requires significant judgements based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities become available, and as economic conditions impacting oil and natural gas prices, operating costs and royalty burdens change. Reserve estimates impact net income through depletion, and the application of an impairment test. The reserve estimates are also used to assess the borrowing base for the Company’s credit facility. Revisions or changes in the reserve estimates can have either a positive or negative impact on net income or the borrowing base.

Asset Retirement Obligation

The Company recognizes the fair value of an asset retirement obligation (“ARO”) in the period in which it is incurred when a reasonable estimate of fair value can be made. The fair value of the estimated ARO is recorded as a long-term liability, with a corresponding increase in the carrying amount of the related asset. The capitalized amount is depleted on a unit-of-production basis over the life of the reserves. The liability amount is increased each reporting period due to the passage of time and the amount of this accretion is charged to earnings in the period. Revisions to the estimated timing of cash flows or to the original estimated undiscounted cost would also result in an increase or decrease to the ARO. Actual costs incurred upon settlement of the ARO are charged against the ARO to the extent of the liability recorded. Any difference between the actual costs incurred upon settlement of the ARO and the recorded liability is recognized as a gain or loss in the Company’s earnings in the period in which the settlement occurs.

Determination of the original undiscounted costs is based on engineering estimates using current costs and technology in accordance with existing legislation and industry practice. The estimation of these costs can be affected by factors such as the number or wells drilled, well depth and area specific environmental legislation.

Future Income Taxes

The Company records future tax assets and liabilities to account for the expected future tax consequences of events that have been recorded in its consolidated financial statements and its tax returns. These amounts are estimates; the actual tax consequences may differ from the estimates due to changing tax rates and regimes, as well as changing estimates of cash flows and capital expenditures in current and future periods.

Stock-based Compensation

The Company’s stock option plan provides for granting of stock options to directors, officers, employees and consultants. The Company uses the fair value method for valuing stock option grants. Compensation costs attributable to share options granted is measured at fair value at the grant date and expensed over the expected exercise time frame with a corresponding increase to contributed surplus. Upon exercise of the stock option, consideration paid by the option holder, together with the amount previously recognized in contributed surplus is recorded as an increase to share capital.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the sum of the amounts allocated to assets acquired, less liabilities assumed, based on their fair values. Goodwill is tested for impairment annually or more frequently if events or changes in circumstances indicate that the asset might be impaired.

Changes in Policy and New Accounting Pronouncements

Transportation Expenses

Effective January 1, 2004, and consistent with the adoption of the new Canadian accounting standard for generally accepted accounting principles, transportation expenses have been reclassified as an expense in the consolidated statements of operations and retained earnings (deficit) for the year ended December 31, 2004 and the period ended December 31, 2003. Previously, transportation expenses were netted off revenue.

Flow-through Shares

Effective September 17, 2004, StarPoint prospectively adopted a new accounting standard for flow-through shares, as described in note 3. Under this standard, the resource expenditure deductions for income tax purposes related to exploratory and development activities funded by flow-through share arrangements are renounced to investors in accordance with tax legislation. A future tax liability is recognized upon the renunciation of tax pools and share capital is reduced by a corresponding amount.

Prior to adopting this standard, the future tax liability and share capital were adjusted when the qualifying expenditures were incurred. There were no changes to net income, petroleum and natural gas properties and equipment or any other reported amounts in the financial statements as a result of adopting the standards.

Exchangeable Shares

On January 19, 2005 a new accounting standard relating to Exchangeable Securities Issued by Subsidiaries of Income Trusts was issued effective for financial statements issued on or after June 30, 2005. Under this abstract, exchangeable shares are presented as equity only if certain circumstances exist, otherwise they are classified as non-controlling interest. The Trust is currently assessing the impact this will have on the consolidated financial statements.

Business Conditions and Risks

The business of exploration, development and acquisition of oil and natural gas reserves involves a number of uncertainties and as a result, the Company is exposed to a number of risks inherent in the oil and natural gas industry. Operationally, the Company faces risks that are associated with finding, developing and producing oil and natural gas reserves. These include risks associated with drilling, economic risk, environmental and safety concerns and access to processing facilities. The financial risks that are not within the Company’s control include the fluctuations in national and international commodity prices, exchange rates and interest rates.

The Company mitigates risk through the competence of its management team, adequate insurance coverage and safety and environmental programs that meet or exceed regulations.

Other

Additional information relating to the Company, including the Company’s Annual Information Form (“AIF”) can be found on SEDAR at www.sedar.com.